Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and

Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions)

The following table sets forth our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods presented:

	Years Ended December 31,
	1999	2000	2001	2002	2003
Income (loss) before provision (benefit) for income taxes and equity in net income (loss) of unconsolidated affiliate	$17.1	$52.1	$(75.2)	$(53.6)	$23.6
Fixed charges	1.1	3.0	5.9	3.7	1.8

Income (loss), as defined	$18.2	$55.1	$(69.3)	$(49.9)	$25.4

Fixed charges:
Interest expense	$0.9	$2.0	$3.8	$2.3	$0.4
Capitalized interest	—	—	0.5	—	—
Interest portion of rent expense	0.2	1.0	1.6	1.4	1.4

Total fixed charges	$1.1	$3.0	$5.9	$3.7	$1.8

Ratio of earnings to fixed charges	16.5	18.4	—	—	14.1
Ratio of earnings to combined fixed charges and preferred stock dividends	16.5	18.4	—	—	14.1
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$—	$—	$(75.2)	$(53.6)	$—

For purposes of computing the ratio of our earnings to fixed charges and earnings to combined fixed charges and preference dividends, earnings consist of income before income taxes, minority interest in consolidated subsidiaries and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges represent interest expense and an estimated interest factor attributable to rental expenses (25%). For the periods set forth in the table above, we had no preference dividends outstanding as of the date of this prospectus.